Valley Forge Fund, Inc.

3741 Worthington Road

Collegeville, PA 19426-3431

1-855-833-6359

March 20, 2012

To: Shareholders of the Valley Forge Fund, Inc.

Subject: Notification of Change of Auditor

Recently the Valley Forge Fund has been notified by the Securities and Exchange Commission of a requirement to provide Notification of Change in Auditor. This letter has been drafted to respond to this request.

On August 25, 2010, Conner and Associates, PC forwarded a Letter of Resignation to the Valley Forge Fund, effective that date. In response to this situation, the Valley Forge Fund hired Meyler and Company LLC to perform the Fund’s 2010 Audit. The 2010 Audit was performed by Meyler and Company LLC in a complete and professional manner; totally to the satisfaction of the Fund’s Audit Committee. Additionally, the Audit Committee contracted with Meyler and Company LLC to perform the 2012.

The specific citations required in a Change of Auditor Letter are as follows:

i.

The former Accountant resigned as stated in the Accountant’s letter of August 25, 2007. The reason stated was the Accountant’s decision to cease performing the duties of an accountant for Mutual Funds.

ii.

The former  Accountant's report on the financial statements for either of the last two years that the former Account was employed by the Fund did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

iii.

The decision to change accountants was approved by the Fund’s members of the Board of Directors based upon the former Accountant’s resignation on October 19, 2010.

iv.

During the Fund's employment of the former Accountant, there were no disagreements with the former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

v.

Due to the resignation of the former Account, a new independent Accountant was engaged to audit the Fund's financial statements. The new Account, Meyler and Company, has been the Fund’s Account for the Fiscal Years of 2010 and 2011. The new Account was engaged on October 19, 2010.

If you have any questions concerning this matter, please contact the undersigned at the above address.

Respectfully submitted,

____________________________

Donald A. Peterson, VFF President